June 14, 2010

VIA EDGAR and FACSIMILE (703-813-9348)

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Registration Statement on Form S-1
File No. 333-164925

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on Wednesday, June 16, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5007.

Thank you for your assistance and cooperation.

Best regards,

China Intelligent Lighting and Electronics, Inc.

  /s/  Li Xuemei
By: Li Xuemei
Title: Chief Executive Officer

cc:	John Harrington, Securities and Exchange Commission
Thomas J. Poletti, Esq., K&L Gates LLP
Anh Q. Tran, Esq., K&L Gates LLP